Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company
Mountain Province Diamonds Inc. ("Mountain Province") 161 Bay Street, Suite 1410 PO Box 216 Toronto, Ontario M5J 2S1
Item 2	Date of Material Change
June 11, 2020
Item 3	News Release
The Company issued news releases (attached as Exhibit A and Exhibit B hereto) with respect to the material change over the wire on June 8, 2020 and June 11, 2020, respectively, copies of which were subsequently filed on SEDAR.
Item 4	Summary of Material Change
See attached news releases.
Item 5	Full Description of Material Change

On June 8, 2020, Mountain Province announced its proposal to enter into an agreement to sell (the "Sale") U.S.$50,000,000 of diamonds to Dunebridge Worldwide Ltd. ("Dunebridge") in tranches. On June 11, 2020, Mountain announced that it had entered into an agreement to complete the Sale and had completed the first tranche of the Sale for approximately U.S.$22,000,000.

The transaction with Dunebridge permits Mountain Province to sell its run of mine diamonds (below 10.8 carats) at the prevailing market price at the time of each sale. The transaction will also allow Mountain Province to participate, after fees and expenses, in a portion of any increase in the value of the diamonds realized by Dunebridge upon its future sale of the diamonds to a third party.

For more information, see the attached news releases.

Disclosure Required Under Section 5.2 of MI 61-101

Dunebridge is controlled by Dermot Desmond, an insider and related party of Mountain Province. Mr. Desmond owns approximately 32% of the Mountain Province's stock. The transaction therefore constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions ("MI 61-101"). Mountain Province relied on exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in Section 5.5(g) and Section 5.7(e), respectively, on the basis of financial hardship.  The terms of the Sale were unanimously approved by the independent members of Mountain Province's Board of Directors.  Mountain Province was not in a position to file a material change report 21 days prior to closing because the terms of the Sale and insider participation were not yet established by that time, and Mountain Province elected to expedite closing of the Sale for sound business reasons.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
Stuart Brown Chief Executive Officer Telephone: (416) 361-3562
Item 9	Date of Report
June 19, 2020

EXHIBIT "A"

See attached.

www.mountainprovince.com

NEWS RELEASE

June 8, 2020

TSX and OTCQX: MPVD

Mountain Province Diamonds

proposes to enter into a transaction to sell

U.S.$50,000,000 of Diamonds

Toronto and New York, June 8th, 2020 – Mountain Province Diamonds Inc. (“Mountain Province”, or the “Company”) (TSX and OTCQX: MPVD) today announces that it proposes to enter into an agreement to sell (the "Sale") U.S.$50,000,000 of diamonds to Dunebridge Worldwide Ltd. ("Dunebridge"). The first sale for approximately U.S.$ 22,000,000 is expected to occur on June 11th, 2020 following the execution of a binding agreement.

The transaction with Dunebridge will permit the Company to sell its run of mine diamonds (below 10.8 carats) at the prevailing market price at the time of each sale. The transaction will also allow the Company to participate, after fees and expenses in a portion of any increase in the value of the diamonds realized by Dunebridge upon its future sale of the diamonds to a third party. The fees, calculated per each sale, are fixed at 10% of the value of each sale for the first year and 10% per year pro-rated for years 2 and 3. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company.

The traditional markets for rough diamonds have been closed since mid March 2020 due to the impacts of COVID-19. In the interim, and as previously announced, the Company had been seeking alternative sales channels and sources of financing to ensure sufficient funding for operational and corporate expenses as the mine continues to be operational. This transaction is expected to provide the liquidity required in the short term whilst the Company awaits the gradual re-opening of the global economy and traditional selling methods.

A committee of directors of Mountain Province, all of whom are independent of management and the major shareholder of Mountain Province, (the "Independent Committee"), and comprised of Mr. Tom Peregoodoff, Ms. Karen Goracke, Mr. Dean Chambers, and Mr. William Lamb, undertook a deliberate and full consideration of the Sale and various alternatives and financing options available to Mountain Province and concluded that the Sale is reasonable and represents the best alternative for Mountain Province in the circumstances, having regard to the best interests of Mountain Province and its stakeholders. The Independent Committee has unanimously recommended the Sale to the board of directors of the Company (the "Board"). The Board has received the recommendations and findings of the Independent Committee, and Mr. Jonathan Comerford and Mr. Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Sale was discussed and not voting on the Sale, has unanimously found that that the Company is in serious financial difficulty, that the Sale is designed to improve the financial position of the issuer, that Section 5.5(f) of National Instrument 61-101 is not applicable, and approved the Sale.

www.mountainprovince.com

Dunebridge is controlled by Dermot Desmond, an insider and related party of Mountain Province. Mr. Desmond owns just above 32% of the Company’s stock. The transaction therefore constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). Mountain Province relied on exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in Section 5.5(g) and Section 5.7(e), respectively, on the basis of financial hardship. The terms of the Sale were unanimously approved by the Independent members of Mountain Province's Board of Directors. Mountain Province was not in a position to file a material change report 21 days prior to closing because the terms of the Sale and insider participation were not yet established by that time, and Mountain Province elected to expedite closing of the Sale for sound business reasons.

The completion of the Sale is subject to approval of the TSX, the Company’s lenders, and all other necessary regulatory approvals. Proceeds of the Sale will be used for operations and corporate expenses, including the funding of bond interest, all in the ordinary course as having been budgeted by the Company prior to COVID-19.

In connection with this transaction, the Independent Committee was advised by its financial advisor Lazard Canada. Stikeman Elliott LLP acted as counsel to the Independent Committee and Bennett Jones LLP acted as counsel to the Company.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada Inc. in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Brown, President and CEO

161 Bay Street, Suite 1410

Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

Keyvan Salehi, VP Corp Dev & Tech Services

161 Bay Street, Suite 1410

Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

Caution Regarding Forward Looking Information

This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as Covid-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to Covid-19, including, but not limited to protocols which may be adopted to control the spread of Covid-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

EXHIBIT "B"

See attached.

www.mountainprovince.com

NEWS RELEASE

June 11, 2020

TSX and OTCQX: MPVD

Mountain Province Diamonds

completes the transaction to sell

U.S.$50,000,000 of Diamonds

Toronto and New York, June 11th, 2020 – Mountain Province Diamonds Inc. (“Mountain Province”, or the “Company”) (TSX and OTCQX: MPVD) today announces the completion of the previously proposed agreement to sell (the "Sale") U.S.$50,000,000 of diamonds to Dunebridge Worldwide Ltd. ("Dunebridge").

Pursuant to the agreement outlined in the press release of June 8th, 2020, the Company has received conditional consent from the Toronto Stock Exchange (“TSX”), and all its lenders to enter into the Sale agreement with Dunebridge. The TSX approval is conditional on meeting TSX requirements (or filing standard documentation with TSX). The first sale for approximately U.S.$ 22,000,000 is expected to occur on June 11th, 2020.

Full details of the agreement will be provided in the Company’s upcoming second quarter 2020 (“Q2 2020”) MD&A and financial statements, copies of which will be available on the Company’s website, and under its profile on www.sedar.com.

Advisors and Counsel

In connection with this transaction, the Independent Committee was advised by its financial advisor Lazard Canada. Stikeman Elliott LLP acted as counsel to the Independent Committee and Bennett Jones LLP acted as counsel to the Company.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada Inc. in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

www.mountainprovince.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Brown, President and CEO

161 Bay Street, Suite 1410

Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

Keyvan Salehi, VP Corp Dev & Tech Services

161 Bay Street, Suite 1410

Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

Caution Regarding Forward Looking Information

This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as Covid-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to Covid-19, including, but not limited to protocols which may be adopted to control the spread of Covid-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

www.mountainprovince.com

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.